EXHIBIT 11.2

                CAI WIRELESS SYSTEMS, INC.

    COMPUTATION OF FULLY DILUTED LOSS PER COMMON SHARE


                                                                                     Year ended
                                                                                   MARCH 31, 1996
Loss applicable to common stock shareholders                               $  (46,864,532)
Less: Preferred stock dividends                                                  5,878,960
  Net loss used to calculate fully diluted loss
  per common share, before adjustments                                        (40,985,572)
LESS:  ADJUSTMENTS:
  Interest expense on term notes assumed to be
  converted, net of deferred tax effect                                          2,432,557
  Interest expense reduction resulting from the
  assumed proceeds from exercise of warrants and
  options in excess of the 20% buyback applied
  against short and long term debt,
  net of deferred tax effect.  *                                                 5,574,056
Adjusted net loss                                                              (32,978,959
Weighted average fully diluted loss per share                                    ($    0.71)
  Weighted average common and equivalent shares
  outstanding as of March 31, 1996                                              27,075,578
ADD SHARES ASSUMING CONVERSION OF:{
Warrants  **                                                                     2,310,541
Options  **                                                                      1,274,134
Series A preferred stock                                                         2,546,158
Treasury stock repurchase with proceeds  **                                    (3,075,454)
     Total before BANX                                                          30,130,957
  Assumed conversion of Term Note and Senior
  Preferred Stock - BANX (collectively 45%)                                     36,751,083
  Less shares assumed repurchased, with proceeds
  applicable to above **
Treasury stock repurchase 20% limit               7,565,896
Less amount used above                          (3,075,454)                    (4,490,442)
  BANX shares for a full year                                                   32,260,641
BANX shares outstanding for 184/366 days                                        16,218,464
  Weighted average number of shares used to
  compute fully diluted loss per share                                          46,349,421

* Interest expense reduction resulting from excess proceeds (over 20% treasury stock purchase) used to reduce debt is limited to interest calculated at 12 1/4 % per annum, of excess proceeds for the six-month period ended March
   31, 1996.
** Treasury stock method used on options and warrants to the extent of their proceeds and then to the 20% limit on BANX.




This calculation is submitted in accordance with Regulation
S-K item 601(b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.
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